As filed with the Securities and Exchange Commission on October 30, 2000
Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

JDS Uniphase Corporation
(Exact Name of Registrant as Specified in Its Governing Instruments)

Delaware	94-2579683
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

210 Baypointe Parkway
Santa Clara, CA   95054
(408) 434-1800
(Address, Including Zip Code, and Telephone Number, Including Area Code
of Registrar's Principal Executive Offices)

Michael C. Phillips
Senior Vice-President, Business Development and General Counsel
JDS Uniphase Corporation
210 Baypointe Parkway
San Jose, California 95134
(408) 434-1800

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE
Title Of Shares To Be Registered	Amount To Be Registered(1)	Proposed Maximum Aggregate Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee
Common stock, $0.001 par value(3)	424,699	$69.78125	$29,636,027	$7,824

(1) This registration statement relates to the offering of up to 424,699 shares of JDS Uniphase common stock issuable upon exchange of up to 424,699 exchangeable shares (as defined herein) issued by JDS Uniphase Canada Ltd., Registrant's subsidiary.

(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended ("Securities Act").

(3) Includes the preferred stock purchase rights associated with the common stock.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Subject to Completion, dated October 30, 2000

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

JDS Uniphase Corporation

424,699 Shares of Common Stock

The 424,699 shares of our common stock offered by this prospectus will be held by certain of our stockholders in exchange for exchangeable shares of JDS Uniphase Canada Ltd., a subsidiary of ours. We have agreed to bear the expenses of registration of the shares in this prospectus.

Our common stock is listed on the Nasdaq National Market under the symbol:

JDSU

The last sale price of our common stock on the Nasdaq National Market on October 26, 2000 was $74.4375 per share.

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INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Information contained in our Web site does not constitute part of this document.

______________

The date of this prospectus is October 30, 2000

JDS UNIPHASE

JDS Uniphase Corporation is the result of a merger between Uniphase Corporation ("Uniphase") and JDS FITEL Inc. ("JDS FITEL"), pursuant to which they combined their operations on June 30, 1999. Historic information included or incorporated by reference in this Prospectus that is specific to Uniphase Corporation or JDS FITEL Inc. is specifically described as "Uniphase" or "JDS FITEL" information, respectively. References to "we," "us", "our" , the "Company" and "JDS Uniphase" refer to the combined entity resulting from the merger.

We are a leading provider of advanced fiber optic components and modules. These products are sold to the world's leading telecommunications and cable television system and subsystem providers, which are commonly referred to as OEMs and include established system providers, such as Alcatel, Ciena, Cisco, Corning, Lucent, Marconi, Motorola, Nortel, Scientific Atlanta, Siemens and Tyco, along with emerging system providers, such as Corvis, ONI Systems, Juniper Networks and Sycamore. These telecommunication system and subsystem providers use these components and modules as the building blocks for the systems that they ultimately supply to telecommunications carriers such as AT&T, WorldCom, Qwest and Sprint.

Our products are basic building blocks for fiber optic networks and perform both optical-only, commonly referred to as "passive" functions, and optoelectronic, commonly referred to as "active" functions, within fiberoptic networks. Our products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, circulators, tunable filters, optical switches and isolators for fiberoptic applications. We also supply our OEM customers with test instruments for both system production applications and network installation. In addition, we design, manufacture and market laser subsystems for a broad range of OEM applications, optical display and projection products used in computer displays and other similar applications and light interference pigments used in security products and decorative surface treatments.

The Company was incorporated in Delaware in October 1993. We are the product of several strategic mergers and acquisitions, including the June 30, 1999 combination of Uniphase and JDS FITEL. During 2000 alone we acquired the following companies and businesses, in chronological order: AFC Technologies ("AFC"), Ramar Corporation ("Ramar"), EPITAXX, Inc. ("EPITAXX"), SIFAM Limited ("SIFAM"), Oprel Technologies Inc. ("Oprel"), IOT Limited ("IOT"), Optical Coating Laboratory, Inc. ("OCLI"), Cronos Integrated Microsystems, Inc. ("Cronos"), Fujian Casix Lasers Inc. ("Casix") and E-TEK Dynamics, Inc. ("E-TEK").

Our corporate headquarters in the United States is located at 210 Baypointe Parkway, San Jose, California 95134, where the phone number is (408) 434-1800. Our corporate headquarters in Canada is located at 570 West Hunt Club Road, Nepean, Ontario, and the phone number at this location is (613) 727-1304.

Risk Factors

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

The statements contained in this prospectus that are not purely historical facts are "forward-looking statements" within the meaning of Private Securities Litigation Reform Act of 1995. A forward-looking statement may contain words such as "will continue to be," "will be," "continue to," "expect to," "anticipates that," " to be" or "can impact." Management cautions that forward- looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those projected in such forward-looking statements. Further, our future business, financial condition and results of operations are subject to risks and uncertainties including the risks set forth below.

Difficulties we may encounter managing our growth could adversely affect our results of operations

We have historically achieved growth through a combination of internally developed new products and acquisitions. Our growth strategy depends on our ability to continue developing new components, modules and other products for our customer base. However, along with internal new product development efforts as part of this strategy, we expect to continue to pursue acquisitions of other companies, technologies and complementary product lines. The success of each acquisition will depend upon:

  our ability to manufacture and sell the products of the businesses acquired;
  continued demand for these acquired products by our customers;
  our ability to integrate the acquired business' operations, products and personnel;
  our ability to retain key personnel of the acquired businesses; and
  our ability to expand our financial and management controls and reporting systems and procedures

Difficulties in integrating new acquisitions could adversely affect our business

Critical to the success of our growth is the ordered, efficient integration of acquired businesses into our organization and, with this end, we have in the past spent and continue to spend significant resources. If our integration efforts are unsuccessful, our businesses will suffer. We are the product of several substantial combinations, mergers and acquisitions, including, among others, the combination of Uniphase and JDS FITEL on June 30, 1999, and the acquisitions of OCLI on February 4, 2000 and E-TEK on June 30, 2000. Currently, we have a pending merger with SDL, Inc. which remains subject to stockholder and regulatory approvals. Each combination, merger and acquisition, presents unique product, marketing, research and development, facilities, information systems, accounting, personnel and other integration challenges. In the case of several of our acquisitions, including Uniphase Laser Enterprise in March 1997, Uniphase Netherlands in June 1998, and Cronos Integrated Microsystems, Inc. and Fujian Casix Laser, Inc. in April 2000, we acquired businesses that had previously been engaged primarily in research and development and that needed to make the transition from a research activity to a commercial business with sales and profit levels that are consistent with our overall financial goals. This transition is in its early stages at Cronos. It has also not yet been completed at Uniphase Netherlands, which continues to operate at higher expense levels and lower gross margins than those required to meet our profitability goals. Also, our information systems and those of the companies we acquired are often incompatible, requiring substantial upgrades to one or the other. Further, our current senior management is a combination of the prior senior management teams of Uniphase, JDS FITEL, and OCLI, several of whom have not previously worked with other members of management. Our integration efforts may not be successful, and may result in unanticipated operations problems, expenses and liabilities and the diversion of management attention. Consequently, our operating results would suffer.

We often incur substantial costs related to our combinations, mergers and acquisitions. For example, we have incurred direct costs associated with the combination of Uniphase and JDS FITEL of approximately $12 million, incurred approximately $8 million associated with the acquisition of OCLI and incurred approximately $92 million associated with the acquisition of E-TEK. We expect to continue to incur substantial costs relating to our pending merger with SDL, Inc. We may incur additional material charges in subsequent quarters to reflect additional costs associated with these and other combinations and acquisitions which will be expensed as incurred.

If we fail to efficiently integrate our sales and marketing forces, our sales could suffer

Our sales force is and will in the future be a combination of our sales force and the sale forces of the businesses we acquired, which must be effectively integrated for us to remain successful. Our combinations, mergers and acquisitions often result in sales forces differing in products sold, marketing channels used and sales cycles and models applied. Accordingly, we may experience disruption in sales and marketing in connection with our efforts to integrate our various sales and marketing forces, and we may be unable to efficiently or effectively correct such disruption or achieve our sales and marketing objectives if we fail in these efforts. Our sales personnel not accustomed to the different sales cycles and approaches required for products newly added to their portfolio may experience delays and difficulties in selling these newly added products. Furthermore, it may be difficult to retain key sales personnel. As a result we may fail to take full advantage of the combined sales forces' efforts, and one company's sales approach and distribution channels may be ineffective in promoting another entity's products, all of which may materially harm our business, financial condition or operating results.

We may fail to commercialize new product lines

We intend to continue to develop new product lines to address our customers' diverse needs and the several market segments in which we participate. If we fail, our business will suffer. As we target new product lines and markets, we will further increase our sales and marketing, customer support and administrative functions to support anticipated increased levels of operations from these new products and markets as well as growth from our existing products. We may not be successful in creating this infrastructure nor may we realize any increase in the level of our sales and operations to offset the additional expenses resulting from this increased infrastructure. In connection with our recent acquisitions, we have incurred expenses in anticipation of developing and selling new products. Our operations may not achieve levels sufficient to justify the increased expense levels associated with these new businesses.

Any failure of our information technology infrastructure could materially harm our results of operations

Our success depends, among other things, upon the capacity, reliability and security of our information technology hardware and software infrastructure. Any failure relating to this infrastructure could significantly and adversely impact the results of our operations. In connection with our growth, we have identified the need to update our current information technology infrastructure and expect to incur significant costs relating to this upgrade. Among other things, we are currently unifying our manufacturing, accounting, sales and human resource data systems using an Oracle platform, expanding and upgrading our networks and integrating our voice communications systems.

We must continue to expand and adapt our system infrastructure to keep pace with our growth. Demands on infrastructure that exceed our current forecasts could result in technical difficulties. Upgrading the network infrastructure will require substantial financial, operational and management resources, the expenditure of which could affect the results of our operations. We may not successfully and in a timely manner upgrade and maintain our information technology infrastructure, and a failure to do so could materially harm our business, results of operations and financial condition.

We have manufacturing difficulties

If we do not achieve acceptable manufacturing volumes, yields or sufficient product reliability, our operating results could suffer

The manufacture of our products involves highly complex and precise processes, requiring production in highly controlled and clean environments. Changes in our manufacturing processes or those of our suppliers, or their inadvertent use of defective or contaminated materials, could significantly reduce our manufacturing yields and product reliability. Because the majority of our manufacturing costs are relatively fixed, manufacturing yields are critical to our results of operations. Some of our divisions have in the past experienced lower than expected production yields, which could delay product shipments and impair gross margins. These divisions or any of our other manufacturing facilities may not maintain acceptable yields in the future.

For example, our existing Uniphase Netherlands facility has not achieved acceptable manufacturing yields since the June 1998 acquisition, and there is continuing risk attendant to this facility and our manufacturing yields and costs. To the extent we do not achieve acceptable manufacturing yields or experience product shipment delays, our business, operating results and financial condition would be materially and adversely affected.

As our customers' needs for our products increase, we must increase our manufacturing volumes to meet these needs and satisfy customer demand. Failure to do so may materially harm our business, operating results and financial condition. In some cases, existing manufacturing techniques, which involve substantial manual labor, may be insufficient to achieve the volume or cost targets of our customers. As such, we will need to develop new manufacturing processes and techniques, which are anticipated to involve higher levels of automation, to achieve the targeted volume and cost levels. In addition, it is frequently difficult at a number of our manufacturing facilities to hire qualified manufacturing personnel in a timely fashion, if at all, when customer demands increase over shortened time periods. While we continue to devote research and development efforts to improvement of our manufacturing techniques and processes, we may not achieve manufacturing volumes and cost levels in our manufacturing activities that will fully satisfy customer demands.

If our customers do not qualify our manufacturing lines for volume shipments, our operating results could suffer

Customers will not purchase any of our products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for the product. Each new manufacturing line must go through varying levels of qualification with our customers. This qualification process determines whether the manufacturing line achieves the customers' quality, performance and reliability standards. Delays in qualification can cause a product to be dropped from a long term supply program and result in significant lost revenue opportunity over the term of that program. We may experience delays in obtaining customer qualification of our new facilities. If we fail in the timely qualification of these or other new manufacturing lines, our operating results and customer relationships would be adversely affected.

Our operating results suffer as a result of purchase accounting treatment, primarily due to the impact of amortization of goodwill and other intangibles originating from acquisitions

Under U.S. generally accepted accounting principles that apply to us, we accounted for a number of business combinations using the purchase method of accounting. Under purchase accounting, we recorded the market value of our common shares and the exchangeable shares of our subsidiary, JDS Uniphase Canada Ltd., issued in connection with mergers and acquisitions with the fair value of the stock options assumed, which became options to purchase our common shares and the amount of direct transaction costs as the cost of acquiring these entities. That cost is allocated to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as in-process research and development, acquired technology, acquired trademarks and trade names and acquired workforce, based on their respective fair values. We allocated the excess of the purchase cost over the fair value of the net assets to goodwill.

The impact of purchase accounting on our operating results is significant. The following table reflects the impact of in-process research and development expense (in the quarter the acquisition closed) and the prospective quarterly/annual amortization of purchased intangibles attributable to our significant mergers and acquisitions that have closed in the past four quarters (in millions):

Entity	In-process Research and Development	Quarterly Amortization of Purchased Intangibles	Annual Amortization of Purchased Intangibles
EPITAXX, INC.	$ 16.7	$ 17.1	$ 68.2
OCLI	$ 84.1	$ 79.8	$ 319.1
E-TEK	$ 250.6	$ 851.1	$ 3,404.4

The impact of these mergers and acquisitions as well as other acquisitions consummated in the past five years resulted in amortization expense of $896.9 million for the fiscal year ended June 30, 2000 and is expected to result in amortization of $4.6 billion for the fiscal year ended June 30, 2001.

Additionally, we also incur other purchase accounting related costs and expenses in the period a particular transaction closes to reflect purchase accounting adjustments adversely impacting gross profit and costs of integrating new businesses or curtailing overlapping operations. Purchase accounting treatment of our mergers and acquisitions will result in a net loss for the foreseeable future, which could have a material and adverse effect on the market value of our stock.

Our stock price fluctuates substantially

The unpredictability of our quarterly operating results could cause our stock price to be volatile or decline

We expect to continue to experience fluctuations in our quarterly results, which in the future may be significant and cause substantial fluctuations in the market price of our stock. All of the concerns we have discussed under "Risk Factors" could affect our operating results, including, among others:

  the timing of the receipt of product orders from a limited number of major customers;
  the loss of one or more of our major suppliers or customers;
  competitive pricing pressures;
  the costs associated with the acquisition or disposition of businesses;
  our ability to design, manufacture and ship technologically advanced products with satisfactory yields on a timely and cost-effective basis;
  the announcement and introduction of new products by us; and
  expenses associated with any intellectual property or other litigation.

In addition to concerns potentially affecting our operating results addressed elsewhere under "Risk Factors," the following factors may also influence our operating results:

  our product mix;
  the relative proportion of our domestic and international sales;
  the timing differences between when we incur expenses to increase our marketing and sales capabilities and when we realize benefits, if any, from such expenditures; and
  fluctuations in the foreign currencies of our foreign operations.

Furthermore, our sales often reflect orders shipped in the same quarter that they are received, which makes our sales vulnerable to short-term fluctuations in customer demand and difficult to predict. Also, customers may cancel or reschedule shipments, and production difficulties could delay shipments. In addition, we sell our telecommunications equipment products to OEMs who typically order in large quantities, and therefore, the timing of such sales may significantly affect our quarterly results. An OEM supplies system-level network products to telecommunications carriers and others and incorporates our products in these system-level products. The timing of such OEM sales can be affected by factors beyond our control, such as demand for the OEMs' products and manufacturing risks experienced by OEMs. In this regard, we have experienced rescheduling of orders by customers in each of our markets and may experience similar rescheduling in the future. As a result of all of these factors, our results from operations may vary significantly from quarter to quarter.

In addition to the effect of ongoing operations on quarterly results, acquisitions or dispositions of businesses, our products or technologies have in the past resulted in, and may in the future, result in reorganization of our operations, substantial charges or other expenses, which have caused, and may in the future, cause fluctuations in our quarterly operating results and cash flows.

Finally, our net revenues and operating results in future quarters may be below the expectations of public market securities analysts and investors. In such event, the price of our common stock and the exchangeable shares of our subsidiary, JDS Uniphase Canada Ltd., would likely decline, perhaps substantially.

Factors other than our quarterly results could cause our stock price to be volatile or decline

The market price of our common stock has been and, is likely to continue to be, highly volatile because of causes other than our historical quarterly results, such as:

  announcements by our competitors and customers of technological innovations or new products;
  developments with respect to patents or proprietary rights;
  governmental regulatory action; and
  general market conditions.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies, which may cause the price of our stock to decline.

Our sales would suffer if one or more of our key customers substantially reduced orders for our products

Our customer base is highly concentrated. Historically, orders from a relatively limited number of OEM customers accounted for a substantial portion of our net sales from telecommunications products. Two customers, Lucent and Nortel, each accounted for over 10% of our net sales for the quarter ended June 30, 2000. We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. Sales to any single customer may vary significantly from quarter to quarter. If current customers do not continue to place orders, we may not be able to replace these orders with new orders from new customers. In the telecommunications industry, our customers evaluate our products and competitive products for deployment in their telecommunications systems. Our failure to be selected by a customer for particular system projects can significantly impact our business, operating results and financial condition. Similarly, even if our customers select us, the failure of those customers to be selected as the primary suppliers for an overall system installation, could adversely affect us. Such fluctuations could materially harm our business, financial condition and operating results.

Interruptions affecting our key suppliers could disrupt production, compromise our product quality and adversely affect our sales

We currently obtain various components included in the manufacture of our products from single or limited source suppliers. A disruption or loss of supplies from these companies or a price increase for these components would materially harm our results of operations, product quality and customer relationships. In addition, we currently utilize a sole source for the crystal semiconductor chip sets incorporated in our solid state microlaser products and acquire our pump diodes for use in our solid state laser products from Opto Power Corporation and GEC. We obtain lithium niobate wafers, gallium arsenide wafers, specialized fiber components and some lasers used in our telecommunications products primarily from Crystal Technology, Inc., Fujikura, Ltd., Philips Key Modules and Sumitomo, respectively. We do not have long-term or volume purchase agreements with any of these suppliers (other than for our passive products supplier described in this paragraph), and these components may not in the future be available in the quantities required by us, if at all.

We may become subject to collective bargaining agreements

Our employees who are employed at manufacturing facilities located in North America are not bound by or party to any collective bargaining agreements with it. These employees may become bound by or party to one or more collective bargaining agreements with us in the future. Some of our employees outside of North America, particularly in the Netherlands and Germany, are subject to collective bargaining agreements. If, in the future, any such employees become bound by or party to any collective bargaining agreements, then our related costs and our flexibility with respect to managing our business operations involving such employees may be materially adversely affected.

Any failure to remain competitive in our industry would impair our operating resultes

If our business operations are insufficient to remain competitive in our industry, our operating results could suffer

The telecommunications and laser subsystems markets in which we sell our products are highly competitive. In all aspects of our business, we face intense competition from established competitors and the threat of future competition from new and emerging companies. Some of these competitors have substantially greater financial, engineering, manufacturing, marketing, service and support resources than we do and may have substantially greater name recognition, manufacturing expertise and capability and longer standing customer relationships than we do. Among these competitors are our customers. These customers are vertically integrated and either manufacture and/or are capable of manufacturing some or all of the products we sell to them. Finally, some of our customers have implemented and/or expanded their manufacturing capability for components they might otherwise purchase from us. To remain competitive, we believe it must maintain a substantial investment in research and development, expanding our manufacturing capability, marketing, and customer service and support. We may not compete successfully in all or some of our markets in the future, and we may not have sufficient resources to continue to make such investments, or we may not make the technological advances necessary to maintain our competitive position so that our products will receive industry acceptance. In addition, technological changes, manufacturing efficiencies or development efforts by our competitors may render our products or technologies obsolete or uncompetitive.

Fiber optic component average selling prices are declining

Prices for telecommunications fiber optic components are generally declining because of, among other things, new and emerging fiber optic component and module suppliers, continued pricing pressure on optical suppliers, increased manufacturing efficiency, technological advances and greater unit volumes as telecommunications service providers continue to deploy fiber optic networks. We have in the past and may in the future experience substantial period to period fluctuations in average selling prices.

We anticipate that average selling prices will decrease in the future in response to technological advances, to product introductions by competitors and by us or to other factors, including price pressures from significant customers. Therefore, we must continue to (1) timely develop and introduce new products that incorporate features that can be sold at higher selling prices and (2) reduce our manufacturing costs. Failure to achieve any or all of the foregoing could cause our net sales and gross margins to decline, which may have a material adverse effect on our business, financial condition and operating results.

If we fail to attract and retain key personnel, our business could suffer

Our future depends, in part, on our ability to attract and retain key personnel. Our former Chief Executive Officer resigned on May 17, 2000, and was replaced by the then Chief Operating Officer, Jozef Straus, who was the former Chief Executive Officer of JDS FITEL, which merged with Uniphase in 1999. In addition, our research and development efforts depend on hiring and retaining qualified engineers. Competition for highly skilled engineers is extremely intense, and we are currently experiencing difficulty in identifying and hiring qualified engineers in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive officers and other key management and technical personnel, each of whom would be difficult to replace. We do not maintain a key person life insurance policy on our chief executive officer, our chief operating officer or any other officer. The loss of the services of one or more of our executive officers or key personnel or the inability to continue to attract qualified personnel could delay product development cycles or otherwise materially harm our business, financial condition and operating results.

Market consolidation has created and continues to create companies that are larger and have greater resources than us

In the recent past, there have been a number of significant acquisitions announced among our competitors and customers, including:

  Lucent Technologies, Inc./Ortel Corporation;
  Corning Incorporated/NetOptix Corporation;
  Nortel Networks Corp./Xros, Inc.;
  Nortel Networks Corp./Core Tek, Inc.;
  Corning Incorporated/NZ Applied Technologies Corp.;
  Corning Incorporated/Oak Industries;
  Lucent Technologies, Inc./Chromatis Networks, Inc. and
  Corning, Inc./Optical Technologies (a division of Pirelli S.p.A.)

The effect on our operations that these completed and pending acquisitions, as well as future transactions, cannot be predicted with accuracy, but some of these competitors are aligned with companies that are larger or better established than us. As a result, these competitors may have access to greater financial, marketing and technical resources than us. Consolidation of these and other companies may also disrupt our marketing and sales efforts.

We face risks related to our international operations and sales

Our customers are located throughout the world. In addition, we have significant offshore operations, including manufacturing facilities, sales personnel and customer support operations. Our operations outside of North America include facilities in Great Britain, Switzerland, the Netherlands, Germany, Australia, the People's Republic of China and Taiwan, ROC.

Our international presence exposes us to risks not faced by wholly-domestic companies. Specifically, we face the following risks, among others:

International sales are subject to inherent risks, including:

  unexpected changes in regulatory requirements;
  tariffs and other trade barriers;
  political, legal and economic instability in foreign markets, particularly in those markets in which we maintain manufacturing and research facilities;
  difficulties in staffing and management;
  language and cultural barriers;
  seasonal reductions in business activities in the summer months in Europe and some other countries;
  integration of foreign operations;
  longer payment cycles;
  greater difficulty in accounts receivable collection;
  currency fluctuations; and
  potentially adverse tax consequences.

Net sales to customers outside of North America accounted for approximately 23%, 40% and 38% of our net sales in 2000, 1999 and 1998, respectively. We expect that sales to customers outside of North America will continue to account for a significant portion of our net sales. We continue to expand our operations outside of the United States and to enter additional international markets, both of which will require significant management attention and financial resources.

Since a significant portion of our foreign sales are denominated in U.S. dollars, our products may also become less price competitive in countries in which local currencies decline in value relative to the U.S. dollar. Our business and operating results may also be materially and adversely affected by lower sales levels that typically occur during the summer months in Europe and some other overseas markets. Furthermore, the sales of many of our OEM customers depend on international sales and consequently further exposes us to the risks associated with such international sales.

If we have insufficient proprietary rights or if we fail to protect those we have, our business would be materially impaired

We may not obtain the intellectual property rights we require

Numerous patents in the industries in which we operate are held by others, including academic institutions and our competitors. We may seek to acquire license rights to these or other patents or other intellectual property to the extent necessary for our business. Unless we are able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products for our markets. While in the past licenses generally have been available to us where third-party technology was necessary or useful for the development or production of their products, in the future licenses to third-party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, includes payments by us of up-front fees, ongoing royalties or a combination thereof. Such royalty or other terms could have a significant adverse impact on our operating results. We are a licensee of a number of third- party technologies and intellectual property rights and are required to pay royalties to these third-party licensors on some of our telecommunications products and laser subsystems.

Our products may be subject to claims that they infringe the intellectual property rights of others

The industry in which we operate experiences periodic claims of patent infringement or other intellectual property rights. We have in the past and may from time to time in the future receive notices from third parties claiming that our products infringe upon third-party proprietary rights. Any litigation to determine the validity of any third-party claims, regardless of the merit of these claims, could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not we are successful in such litigation. If we are unsuccessful in any such litigation, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. The Company is currently a defendant in litigation claiming damages for infringement of an expired wafer fabrication patent. We may not be successful in such development or such licenses may not be available on terms acceptable to us, if at all. Without such a license, we could be enjoined from future sales of the infringing product or products. We are currently a party to various claims regarding intellectual property rights, none of which are expected to have a material adverse effect on our business.

Our intellectual property rights may not be adequately protected

Our future depends in part upon our intellectual property, including trade secrets, know-how and continuing technological innovation. We currently hold numerous U.S. patents on products or processes and corresponding foreign patents and have applications for some patents currently pending. The steps taken by us to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. Other companies may be investigating or developing other technologies that are similar to our own. It is possible that patents may not be issued from any application pending or filed by us and, if patents do issue, the claims allowed may not be sufficiently broad to deter or prohibit others from marketing similar products. Any patents issued to us may be challenged, invalidated or circumvented. Further, the rights under our patents may not provide a competitive advantage to us. In addition, the laws of some territories in which our products are or may be developed, manufactured or sold, including Asia, Europe or Latin America, may not protect our products and intellectual property rights to the same extent as the laws of the United States.

If we fail to successfully manage our exposure to worldwide financial markets, our operating results could suffer

We Are exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. We utilize derivative financial instruments to mitigate these risks. We do not use derivative financial instruments for speculative or trading purposes. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, a majority of our marketable investments are floating rate and municipal bonds, auction instruments and money market instruments denominated in U.S. dollars. We hedge currency risks of investments denominated in foreign currencies with forward currency contracts. Gains and losses on these foreign currency investments are generally offset by corresponding gains and losses on the related hedging instruments, resulting in negligible net exposure to us. A substantial portion of our revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, We do enter into these transactions in other currencies, primarily Canadian and European currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we have established hedging programs. Currency forward contracts are utilized in these hedging programs. Our hedging programs reduce, but do not always entirely eliminate, the impact of foreign currency exchange rate movements. Actual results on our financial position may differ materially.

If we fail to obtain additional capital at the times, in the amounts and upon the terms required, our business could suffer

We are devoting substantial resources for new facilities and equipment to the production of our products. Although we believe existing cash balances, cash flow from operations, available lines of credit, and proceeds from the realization of investments in other businesses will be sufficient to meet our capital requirements at least for the next 12 months, we may be required to seek additional equity or debt financing to compete effectively in these markets. We cannot precisely determine the timing and amount of such capital requirements and will depend on several factors, including our acquisitions and the demand for our products and products under development. Such additional financing may not be available when needed, or, if available, may not be on terms satisfactory to us.

Our currently outstanding preferred stock and our ability to issue additional preferred stock could impair the rights of our common stockholders

Our board of directors has the authority to issue up to 799,999 shares of undesignated preferred stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without the consent of our stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of common stock. The issuance of preferred stock under some circumstances could have the effect of delaying, deferring or preventing a change in control. Each outstanding share of our common stock includes one-eighth of a right. Each right entitles the registered holder, subject to the terms of the rights agreement, to purchase from us one unit, equal to one one-thousandth of a share of series B preferred stock, at a purchase price of $600 per unit, subject to adjustment, for each share of common stock held by the holder. The rights are attached to all certificates representing outstanding shares of our common stock, and no separate rights certificates have been distributed. The purchase price is payable in cash or by certified or bank check or money order payable to our order. The description and terms of the rights are set forth in a rights agreement between us and American Stock Transfer & Trust Company, as rights agent, dated as of June 22, 1998, as amended from time to time.

Some provisions contained in the rights plan, and in the equivalent rights plan that our subsidiary, JDS Uniphase Canada Ltd., has adopted with respect to our exchangeable shares, may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change in control. For example, such provisions may deter tender offers for shares of common stock or exchangeable shares which offers may be attractive to the stockholders, or deter purchases of large blocks of common stock or exchangeable shares, thereby limiting the opportunity for stockholders to receive a premium for their shares of common stock or exchangeable shares over the then-prevailing market prices.

Some anti-takeover provisions contained in our charter and under Delaware las could impair a takeover attempt

We Are subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under some circumstances, publicly-held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions relating to the limitations of liability and indemnification of our directors and officers, dividing our board of directors into three classes of directors serving three-year terms and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

USE OF PROCEEDS

Because the shares of our common stock offered hereunder will be issued upon exchange of the exchangeable shares of our subsidiary JDS Uniphase Canada Ltd., none of which will be held by us, we will receive no proceeds upon the sale of such common stock.

PLAN OF DISTRIBUTION

In connection with our acquisition of all of the outstanding capital stock of Iridian Spectral Technologies Inc. (other than the shares of such capital stock previously held by us), JDS Uniphase Canada Ltd., our subsidiary, issued 424,699 exchangeable shares of its capital stock. The exchangeable shares of JDS Uniphase Canada Ltd. maybe exchanged on a one-for-one basis for shares of our common stock, which shares are being registered by this prospectus. We have agreed to bear the expenses of registration of the shares in this prospectus.

LEGAL OPINIONS

The validity of the issuance of the shares of common stock offered pursuant to this prospectus will be passed upon for JDS Uniphase by its internal counsel.

EXPERTS

The consolidated financial statements of JDS Uniphase Corporation incorporated by reference in JDS Uniphase Corporation's Annual Report on Form 10-K for the year ended June 30, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of E-TEK Dynamics, Inc. as of June 30, 1998 and 1999, and for each of the three years in the period ended June 30, 1999, incorporated by reference herein have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

The financial statements of Optical Coating Laboratory, Inc. (OCLI) and its consolidated subsidiaries as of October 31, 1999 and 1998 and for each of the three years in the period ended October 31, 1999, except for Flex Products, Inc., a consolidated subsidiary for the year ended October 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors. The financial statementsof Flex Products, Inc., for the year ended November 2, 1997, have been audited by KPMG LLP, as stated in their report. The financial statements of OCLI and its consolidated subsidiaries as of October 31, 1999 and 1998 and for each of the three years in the period ended October 31, 1999 is incorporated by reference from JDS Uniphase's Current Report on Amendment No. 3 to Form 8-K/A dated May 31, 2000. Such consolidated financial statements are incorporated by reference herein in reliance upon the reports of Deloitte & Touche LLP and KPMG LLP, given upon their authority as experts in accounting and auditing.

WHERE YOU MAY FIND MORE INFORMATION

This prospectus includes information that has not been delivered or presented to you but is "incorporated by reference," which means that we disclose information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered a part of this prospectus, except for any information superseded by information provided in this prospectus. This prospectus incorporates by reference the documents listed below, which contain important information.

We are also incorporating by reference any additional documents that we file with the SEC as required by the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering made by this prospectus.

The following documents, which we have filed with the SEC, are incorporated by reference into this prospectus:

    JDS Uniphase's Annual Report on Form 10-K for the fiscal year ended June 30, 2000;
    JDS Uniphase's Current Report on Form 8-K filed on September 1, 2000;
    JDS Uniphase's Current Report on Form 8-K filed on July 3, 2000;
    JDS Uniphase's Amendment No. 3 to the Current Report on Form 8-K/A filed on May 31, 2000;
    JDS Uniphase's Current Report on Form 8-K filed on January 18, 2000; and
    the description of JDS Uniphase common stock contained in JDS Uniphase's Registration Statement on Form 8-K/A filed on November 15, 1993, and any amendment or report filed for the purpose of updating such description.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different.

You can obtain copies of the documents and information incorporated by reference into this prospectus from us upon request, without charge, not including exhibits to documents, unless those exhibits are specifically incorporated by reference into this prospectus. Any person can make a request for information orally or in writing.

Requests for documents should be directed to:

JDS Uniphase Corporation
210 Baypointe Parkway
San Jose, California 95134
Attention: Investor Relations (408) 434-1800

We file reports, proxy statements and other information with the SEC. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza Room 1024 450 Fifth Street, N.W. Washington, D.C. 20549	Citicorp Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661	Seven World Trade Center 13th Floor New York, New York 10048

Reports, proxy statements and other information concerning us may also be inspected at:

The National Association of Securities Dealers, Inc.
1735 K Street, N.W.
Washington, D.C. 20006

You can also obtain copies of these materials by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at (800) SEC-0330. The SEC maintains a Web site that contains reports, proxy statements and other information regarding JDS Uniphase at http://www.sec.gov. We have filed a registration statement on Form S-3 under the Securities Act with the SEC with respect to our common stock to be issued under this prospectus. This prospectus is filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as described above.

If you have any questions about the offering, please call JDS Uniphase Investor Relations at (408) 434-1800.

No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offer described in this prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus or since the date of any documents incorporated into this prospectus by reference. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated fees and expenses payable by JDS Uniphase in connection with the issuance and distribution of the common stock registered hereby. All of such fees and expenses are estimates, except the securities act registration fee. None of the expenses listed below will be borne by the selling stockholders.

Securities Act Registration Fee	$ 7,824
Printing and duplicating fees	5,000
Legal fees and expenses	10,000
Accounting fees and expenses	10,000
Miscellaneous expenses	5,000
Total	$37,824

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The indemnification and liability of JDS Uniphase's directors and officers are governed by Delaware law. Under Section 145 of the General Corporation Law of the State of Delaware, JDS Uniphase has broad powers to indemnify its directors and officers against liabilities that may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). JDS Uniphase's Bylaws also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

JDS Uniphase's Certificate of Incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to JDS Uniphase and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to JDS Uniphase, for acts of omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

JDS Uniphase has entered into agreements with its directors and certain of its executive officers that require JDS Uniphase to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of JDS Uniphase or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of JDS Uniphase and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreement also sets forth certain procedures that will apply in the event of a claim for indemnification thereunder.

JDS Uniphase has obtained a policy of directors' and officers' liability insurance that insures JDS Uniphase's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 16. EXHIBITS

 5.1 - Opinion of Counsel

23.1 - Consent of Counsel (included in Exhibit 5.1)

23.2 - Consent of Ernst & Young LLP, independent auditors

23.3 - Consent of PricewaterhouseCoopers LLP, independent accountants

23.4 - Consent of Deloitte & Touche LLP, independent auditors

23.5 - Consent of KPMG LLP, independent auditors

24.1 - Power of Attorney (included on signature page hereto)

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high and of the estimated maximum offering price may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of these securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, when applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ottawa, Canada on October 30, 2000.

JDS UNIPHASE CORPORATION

By:	/s/ JOZEF STRAUS

Jozef Straus, Ph.D
Chief Executive Officer and Co-Chairman of the Board

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Jozef Straus, Ph.D and Anthony R. Muller as his/her true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his/her stead, in any and all capacities, to sign on his/her behalf the Registration Statement on Form S-3 in connection with the sale by JDS Uniphase Corporation of shares of offered securities, and to execute any amendments thereto (including post-effective amendments) or certificates that may be required in connection with this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorneys-in-fact and agents, jointly and severally, the full power and authority to do and perform each and every act and thing necessary or advisable to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, jointly and severally, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:
SIGNATURE	TITLE	DATE
/s/JOZEF STRAUS JOZEF STRAUS, PH.D	Chief Executive Officer, Co-Chairman of the Board of Directors (Principal Executive Officer)	October 30, 2000
/s/ANTHONY R. MULLER ANTHONY R. MULLER	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer	October 30, 2000
/s/DONALD R. LISTWIN DONALD R. LISTWIN	Director	October 30, 2000
/s/BRUCE DAY BRUCE DAY	Director	October 30, 2000
/s/PETER A. GUGLIELMI PETER A. GUGLIELMI	Director	October 30, 2000
/s/ROBERT E. ENOS ROBERT E. ENOS	Director	October 30, 2000
/s/MARTIN A. KAPLAN MARTIN A. KAPLAN	Co-Chairman of the Board of Directors	October 30, 2000
/s/JOHN MACNAUGHTON JOHN MACNAUGHTON	Director	October 30, 2000
/s/WILSON SIBBETT WILSON SIBBETT	Director	October 30, 2000
/s/CASIMIR SCRZYPCZAK CASIMIR SCRZYPCZAK	Director	October 30, 2000
/s/WILLIAM J. SINCLAIR WILLIAM J. SINCLAIR	Director	October 30, 2000

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Counsel
23.1	Consent of Counsel (included in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP, independent auditors
23.3	Consent of PricewaterhouseCoopers LLP, independent accountants
23.4	Consent of Deloitte & Touche LLP, independent auditors
23.5	Consent of KPMG LLP, independent auditors
24.1	Power of Attorney (included on signature page hereto)